Exhibit 11.1

VIPSHOP HOLDINGS LIMITED

AMENDED AND RESTATED CODE OF BUSINESS CONDUCT AND ETHICS

ARTICLE I. GENERAL PROVISIONS

Purpose

This Code of Business Conduct and Ethics (the “Code”) contains general guidelines for conducting the business of Vipshop Holdings Limited (the “Company”) consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. Employees must comply with all applicable laws, rules, and regulations, as amended from time to time. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules, or regulations, we adhere to these higher standards.

This Code is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

•	compliance with applicable laws, rules and regulations;

•	prompt internal reporting of violations of the Code; and

•	accountability for adherence to the Code.

Applicability

This Code applies to all of the directors, officers and employees of the Company, its subsidiaries, and its variable interest entities, whether they work for the Company on a full-time, part-time, consultative, or temporary basis (each an “employee,” and collectively, the “employees”). In addition, the Company expects those who do business for it such as consultants, suppliers and collaborators to also adhere to the principles outlined in the Code. Certain provisions of the Code apply specifically to the Company’s chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for the Company (each, a “senior officer,” and collectively, “senior officers”).

The Board of Directors of the Company (the “Board”) has appointed the Company’s General Counsel as the Chief Compliance Officer of the Company (the “CCO”). If you have any questions regarding the Code or would like to report any violation of the Code, please contact the CCO.

This Code was adopted by the Board on November 18, 2022. The Code became effective upon the adoption by the Board or as otherwise specified by the Board when adopting the Code (the “Effective Time”).

ARTICLE II. CODE OF BUSINESS CONDUCT AND ETHICS

Compliance with Laws and Regulations

Each employee has an obligation to comply with the applicable laws of the jurisdictions in which the Company operates and the Company’s internal rules, principles, procedures, and guidance. This includes, without limitation, laws covering commercial bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy, insider trading, offering or receiving gratuities, employment harassment, environmental protection, occupational health and safety, false or misleading financial information, misuse of corporate assets, and foreign currency exchange activities. The Company’s internal rules, principles, procedures, and guidance include but are not limited to employee behavior handbook as well as rules, procedures, and guidance for information security management, management red lines, safe production, product quality, and operating specifications. Employees are expected to understand and comply with all laws, regulations, and rules that apply to your position at the Company. If any doubt exists about whether a particular action is lawful, you should seek advice immediately from the CCO. If you become aware of the violation of any law, regulation, or rule by the Company, its employees, or any third parties doing business on behalf of the Company, you must report the matter to your supervisor or the CCO.

Fair Competition

Antitrust and competition legislations enacted by many countries and regions are designed to encourage and protect free and fair competition. Antitrust and competition legislations are designed to prohibit any practice that unlawfully restricts competitive behavior or opportunities for competitors. The Company is committed to capturing market share and achieving success via lawful competitive means through its products, services, creativity, and innovative solutions. The Company will adhere to the principle of fairness and integrity in conducting business activities with its customers, suppliers, and business partners, actively protect the interests of consumers and the public interest of society, and promote fair competition in the market.

The Company and its employees should not enter into any agreement or engagement with other competitors, business partners, or customers that would otherwise violates, restricts, or eliminates competition, and should not manipulate, conceal facts, or abuse potential market dominance to gain an undue advantage over any person or entity. Eliminating competition can inhibit a company’s incentive to innovate, and violations of antitrust and competition laws can result in significant penalties for the company and the employees involved, as well as reputational damages and other material adverse consequences.

Due to the complexity of the antitrust and competition legislations, employees should consult with the CCO promptly if they have questions or concerns.

Compliance with Anti-Corruption Laws

Employees have to comply with the applicable anti-corruption and anti-bribery regulations of the jurisdictions in which the Company operates. The Company implements a “zero tolerance” policy for any kind of bribery or corruption. Employees are prohibited from, directly or indirectly, offering, promising to offer, authorizing to offer, soliciting, or accepting any item of value from/to others (including but not limited to government officials, customers, suppliers, business partners, and their representatives and employees) in exchange for any improper favor or benefit, or otherwise compromises the ability of an employee or government official to make objective and fair business decisions and to duly fulfill their duties.

The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. A violation of FCPA not only violates the Company’s policy but is also a civil or criminal offense under FCPA. No employee shall give or authorize directly or indirectly any illegal payments to government officials of any country. While the FCPA does, in certain limited circumstances, allow nominal “facilitating payments” to be made, any such payment must be discussed with and approved by your supervisor in advance before it can be made. If there are any questions as to whether such payment is a nominal facilitating payment, you should seek guidance from the CCO.

Company Records

Accurate and reliable records are crucial to the Company’s business and form the basis of its earnings statements, financial reports, other disclosures to the public, and its business decisions and strategies. The Company’s records are the source of essential data that guides business decision-making and strategic planning. Company records include, but are not limited to, operating data, booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, agreements, meeting minutes and resolutions, market analytics data, business strategies and plans, measurement and performance records, electronic data files, and all other records maintained in the ordinary course of our business.

All Company records must be complete, accurate and reliable in all material respects. There is never an acceptable reason to make false or misleading entries. Undisclosed or unrecorded funds, payments or receipts are strictly prohibited. You are responsible for understanding and complying with the Company’s record keeping policy. Contact the CCO if you have any questions regarding the record keeping policy.

Accuracy of Financial Reports and Other Public Communications

As a public company, the Company is required to report its financial results and other material information about its business to the public, the SEC and any other applicable regulatory authorities. It is the Company’s policy to promptly disclose accurate and complete information regarding its business, financial condition, and results of operations. Employees must strictly comply with all applicable standards, laws, regulations, and policies for accounting and financial reporting of transactions, estimates, and forecasts. Inaccurate, incomplete, or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

Employees should be on guard for, and promptly report, any possibility of inaccurate or incomplete financial reporting. Particular attention should be paid to:

•	financial results that seem inconsistent with the performance of the underlying business;

•	transactions that do not seem to have an obvious business purpose; and

•	requests to circumvent ordinary review and approval procedures.

The Company’s senior financial officers and other employees working in the Finance Department have a special responsibility to ensure that all of the Company’s financial disclosures are full, fair, accurate, timely and understandable. Any practice or situation that might undermine this objective should be reported to the CCO.

Employees are prohibited from directly or indirectly taking any action to coerce, manipulate, mislead or fraudulently influence the Company’s independent auditors for the purpose of rendering the financial statements of the Company materially misleading. Prohibited actions include but are not limited to those actions taken to coerce, manipulate, mislead or fraudulently influence an auditor:

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to issue or reissue a report on the Company’s financial statements that is not warranted in the circumstances (due to material violations of U.S. GAAP, generally accepted auditing standards or other professional or regulatory standards);

•	not to perform audit, review or other procedures required by generally accepted auditing standards or other professional standards;

•	not to withdraw an issued report when withdrawal is warranted under the circumstances; or

•	not to communicate necessary matters to the Company’s Audit Committee.

Insider Trading Policy

No member of the Company’s Board and no officer, employee, consultant, independent contractor, or other person associated with the Company may trade in the securities of the Company, including but not limited to its American Depositary Shares (“ADSs”) representing its Class A ordinary shares, if such person possesses “material” information about the Company that has not been disclosed to the public. No officer, director, employee, or consultant is allowed to directly or indirectly disclose any material non-public information to anyone who trades in the securities of the Company (so-called “tipping”) while in possession of such material non-public information. No officer, director, employee or consultant is allowed to communicate any material non-public information to anyone outside the Company under any circumstances unless approved by the CCO in advance or as previously approved by the Company in connection with such person’s service to the Company, or to anyone within the Company other than on a need-to-know basis. For further details, please refer to the Company’s insider trading policy, as amended from time to time.

Conflicts of Interest

Identifying Conflicts of Interest

A conflict of interest occurs when an employee’s private interest interferes, or appears to interfere, in any way with the interests of the Company as a whole. You should actively avoid any private interest that may influence your ability to act in the interests of the Company or that may make it difficult to perform your work objectively and effectively. The scenarios in which conflicts of interest may arise include but are not limited to being employed by a competing business, pursuing corporate opportunity using resources of the Company, serving on boards and committees of other entities, and holding financial interests in another business either directly or indirectly through a spouse or other family member.

It is difficult to list all of the ways in which a conflict of interest may arise, and we have provided only a few, limited examples. If you are faced with a difficult business decision that is not addressed above, ask yourself the following questions:

•	Is it legal?

•	Is it honest and fair?

•	Is it in the best interests of the Company?

If you are not certain as to whether a conflict of interest may exist in your situation, you may also consult with the Human Resources Department or Asset Protection Department.

Disclosure of Conflicts of Interest

The Company requires that employees fully disclose any situations that reasonably could be expected to give rise to a conflict of interest. If you suspect that you have a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it in accordance with the Company’s Employee Conflicts of Interest Reporting Manual. Conflicts of interest may only be waived by the Board, or the appropriate committee of the Board, and will be promptly disclosed to the public to the extent required by law.

Family Members and Work

The actions of family members outside the workplace may also give rise to conflicts of interest because they may influence an employee’s objectivity in making decisions on behalf of the Company. If a member of an employee’s family is interested in doing business with the Company, the criteria as to whether to enter into or continue the business relationship, and the terms and conditions of the relationship, must be no less favorable to the Company compared with those that would apply to a non-relative seeking to do business with the Company under similar circumstances.

Employees should report any situation involving family members that could reasonably be expected to give rise to a conflict of interest to their supervisor or the CCO. For purposes of this Code, “family members” or “members of your family” include your spouse, brothers, sisters and parents, in-laws and children.

Gifts and Entertainment

Appropriate gifts and necessary hospitality may be offered in order to maintain normal business relationships or to follow local customs and business practices, and in no event should such gifts and hospitality be offered with an intent to influence the fair and objective business decisions of employees of business partners or the administrative actions or decisions of government officials. Such activities must comply with the following guidelines:

•	They do not violate laws, regulations or reasonable market practices and are not contrary to the known policies of the recipient or the recipient’s employer;

•	They are reasonable in terms of cost, amount, quantity, and frequency;

•	They are appropriate and reasonable under the time and the occasion;

•	They do not, or are not likely to, influence the exercise of objective and fair business judgment by the parties to the transaction;

•	They do not expressly represent an inducement for business opportunity in return; and

•	They are properly and completely reflected in the expense reports and records of the Company.

In view of the fact that the rules on gifts to government officials or personnel are quite different from the above guidelines and tend to be more stringent, please refer to the section titled “Compliance with Anti-Corruption Laws” of this Code.

Employees and officers are prohibited from soliciting or accepting any gift, hospitality or any direct or indirect equivalent or benefit from current or potential customers, owners, suppliers or any other third party (including entities and individuals) of the Company. Please refer to the “Vipshop (Group) Gift and Entertainment Code” for specific guidelines. If you have any question about the provision of gifts or hospitality, you should consult your department head or the Asset Protection Department.

The Company’s business conduct is founded on the principle of “fair transaction.” Therefore, no employee may offer, give, solicit or receive any form of kickbacks, bribe, commissions or any other personal benefits anywhere in the world.

Cybersecurity and Data Privacy Protection

Based on business scenarios, customer groups, and risk profiles, the Company formulates corresponding management requirements in accordance with the regulations relating to cybersecurity, data security, and personal information protection, and integrates those management requirements into relevant business activities to ensure that the Company maintains an effective, sustainable, and trustworthy cybersecurity and privacy protection system in all material respects, including the infrastructure, processes, tools, and technologies.

The Company respects and protects the personal information of customers, partners, employees, etc. and takes adequate security management and technical safeguard measures to maintain personal information security. The Company is committed to following the principles of legality, legitimacy, necessity, and integrity in collecting, using, storing, and managing personal information. The Company will only share personal information for reasonable purposes and in a secure manner to the extent permitted by the applicable laws.

Protection and Use of Company Assets

Employees should protect the Company’s assets and ensure their efficient use for legitimate business purposes only. The Company’s assets consist of all kinds of tangible and intangible assets, including but not limited to cash, products, investments, real properties, office supplies, electronic devices, operating network, intellectual properties, and information and data. Theft, carelessness, and waste have a direct impact on the Company’s profitability. The use of the funds or assets of the Company, whether for personal gain or not, for any unlawful or improper purpose is strictly prohibited.

To ensure the protection and proper use of the Company’s assets, each employee should:

•	exercise reasonable care to prevent theft, damage or misuse of Company property;

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promptly report the actual or suspected theft, damage or misuse of Company property to the relevant departments of the Company, including the department head, Fixed Asset Committee, and Information Security Department;

•	safeguard all electronic programs, data, communications and written materials from inadvertent access by others; and

•	use Company property only for legitimate business purposes.

Except as approved in advance by the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of the Company, the Company prohibits political contributions (directly or through trade associations) by any employee on behalf of the Company. Prohibited political contribution activities include:

•	any contributions of Company funds or other assets for political purposes;

•	encouraging individual employees to make any such contribution; and

•	reimbursing an employee for any political contribution.

Intellectual Property and Confidentiality

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All inventions, creative works, computer software, and technical or trade secrets developed by an employee in the course of performing the employee’s duties or primarily through the use of the Company’s materials and technical resources while working at the Company, shall be the property of the Company.

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The Company maintains a strict confidentiality policy. During an employee’s term of employment, the employee shall comply with any and all written or unwritten rules and policies concerning confidentiality and shall take all reasonable precautions to ensure confidential or sensitive of confidential information is not communicated within the Company except to employees who need to know such confidential information to fulfill their duties and responsibilities.

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In addition to fulfilling the responsibilities associated with his position in the Company, an employee shall not, without first obtaining approval from the Company, disclose, announce or publish trade secrets or other confidential information entrusted to him by the Company or its customers or suppliers, nor shall an employee use such confidential information outside the course of his duties to the Company.

•	Even outside the work environment, an employee must maintain vigilance and refrain from disclosing confidential information regarding the Company or its business, customers, suppliers or employees.

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An employee’s duty of confidentiality with respect to the confidential information regarding the Company or its business, customers, suppliers or employees survives the termination of such employee’s employment with the Company for any reason until such time as the Company discloses such information publicly or the information otherwise becomes available in the public sphere through no fault of the employee.

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Upon termination of employment, or at such time as the Company requests, an employee must return to the Company all of its property without exception, including all forms of medium containing confidential information, and may not retain duplicate materials.

•	If any third party asks an employee for information of the Company, the employee must decline to comment and directly refer the inquirer to the CCO or the Company’s authorized spokespersons.

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An employee must abide by any lawful obligations that he or she has to his or her former employer, including restrictions on the use and disclosure of confidential information, restrictions on the solicitation of former colleagues to work at the Company and non-competition.

Discrimination and Harassment

The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any discrimination or harassment based on race, color, ethnicity, gender, age, physical disability, religion, military or veteran status, pregnancy, citizenship, marital status or any other protected class or status under applicable law, rule or regulation. The Company prohibits harassment of any kind, including sexual harassment, and will take appropriate and immediate action in response to complaints or knowledge of violations of this policy. For purposes of this Code, harassment is any verbal or physical conduct targeted to threaten, intimidate or coerce an employee.

Mutual respect is a part of the Company’s corporate culture. All employees are responsible for maintaining a workplace free of misconducts. The Company also prohibits any kind of retaliation against the employee who reports harassment misconduct or assists with the investigation. If you become aware of any actual or suspected discrimination or harassment misconduct, you could report to the Human Resources Department or the Asset Protection Department.

Health and Safety

The Company strives to provide employees with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for other employees by following environmental, safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted.

Each employee is expected to perform his or her duty to the Company in a safe manner, free of the influences of alcohol, illegal drugs or other controlled substances. The use of illegal drugs or other controlled substances in the workplace is prohibited.

For additional information about your obligations in the environment, health and safety area, please contact the department head or the Asset Protection Department.

ARTICLE III. VIOLATIONS OF THE CODE

All employees have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to the Company. Reporting a known or suspected violation of this Code by others will not be considered an act of disloyalty, but an action to safeguard the reputation and integrity of the Company and its employees.

If you know of or suspect a violation of this Code, it is your responsibility to immediately report the violation to the CCO, who will work with you to investigate your concern. All questions and reports of known or suspected violations of this Code will be treated with sensitivity and discretion. The CCO and the Company will protect your confidentiality to the extent possible, consistent with the law and the Company’s need to investigate your concern.

It is the Company’s policy that any employee who violates this Code will be subject to appropriate discipline, including termination of employment, based upon the facts and circumstances of each particular situation. Your conduct as an employee of the Company, if it does not comply with the law or with this Code, can result in serious consequences for both you and the Company.

The Company strictly prohibits retaliation against an employee who, in good faith, seeks help or reports known or suspected violations. An employee inflicting reprisal or retaliation against another employee for reporting a known or suspected violation, will be subject to disciplinary action up to and including termination of employment.

Depending on the nature of the subject matters, the Company has the following reporting/complaint channels:

•	for employee misconducts in relation to corruption and bribery matters, please report any violation or file complaints at ci@vipshop.com;

•	for misconducts in relation to accounting and financial reporting, please report any violation or file complaints at via@vipshop.com; and

•	for any other misconducts, please report any violation or file complaints at compliance@vipshop.com.

ARTICLE IV. WAIVERS OF THE CODE

Waivers of this Code will be granted on a case-by-case basis and only in extraordinary circumstances. Waivers of this Code may be made only by the Board, or the appropriate committee of the Board, and will be disclosed as required by applicable laws or stock exchange regulations.

ARTICLE V. CONCLUSION

This Code contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If you have any questions about these guidelines, please contact the CCO. We expect all employees to adhere to these standards. Each employee is separately responsible for his or her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management. If you engage in conduct prohibited by the law or this Code, you will be deemed to have acted outside the scope of your employment. Such conduct will subject you to disciplinary action, including termination of employment.

Each subsidiary and affiliate of the Company shall prepare comprehensive and concrete rules to implement this Code based on its own situations and needs.

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